Mail Stop 4561
Via Fax (714) 241-9893

February 28, 2008

Paul Caceres
Chief Financial and Accounting Officer
Cam Commerce Solutions, Inc.
17075 Newhope Street, Suite A
Fountain Valley, CA 92708

> **Re:** **Cam Commerce Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Filed on November 19, 2007**
> **Form 8-K filed on February 13, 2008**
> **File No. 000-16569**

Dear Mr. Caceres:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 9AT. Controls and Procedures, page 9

1.   We note your disclosure that your "Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to

ensure that information required to be disclosed by us in the reports that we file under the Securities and Exchange Act of 1934 is recorded, processed, summarized, and reported within the time period specified in the rules of the Securities Exchange Commission's rules and forms." Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, your chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your periodic reports pursuant to Rule 13a-15(e) of the Exchange Act.

Exhibit 13.(A)

Note 1. Summary of Significant Accounting Policies

Revenue Recognition Policy, page 17

2.   We note that the Company recognizes payment processing revenues in the period the service is performed. Please explain further the following with regards to such revenues:
   - Tell us what you mean by your statements "Revenues are estimated based on the accumulation of sufficient historical information required to analyze trends and formulate a reasonable estimate" and "[t]he significant historical information required to formulate a reliable estimate are the total dollar volume of credit card transactions processed and the related revenue for these credit card transactions." Does the Company estimate its payment processing revenues? If so, tell us why such revenues are based on estimates versus actual transactions processed. Further tell us how reasonable your estimates have been for each quarter in the last three fiscal years and tell us the extent of subsequent adjustments, if any, to such estimates.
   - We note that a third party, Global Payments, performs the payment processing services for your merchant customers. Tell us whether you recognize revenues from such services on a gross or net basis and tell us how you considered EITF 99-19 in your analysis. If revenues are accounted for gross, then tell us how you account for the fees paid to Global Payments and where you classify such fees in your statements of income.

3.   We note that you provide Web hosting service for your i.STAR software that is integrated with the Company's Retail STAR and CAM32 systems. Please clarify whether the application of EITF 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13. Specifically, tell us whether or not your customers have the contractual right to

take possession of the software at any time during the hosting period without significant penalty and whether it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Further, tell us your consideration for disclosing your revenue recognition accounting policy for hosting services.

4.   Additionally, please confirm if you sell hosting services as part of your multiple element arrangements. If so, tell us if and how you are able to establish fair value of hosting services pursuant to the applicable guidance (i.e. SOP 97-2 or EITF 00-21). If the Company is unable to determine fair value for hosting services, then tell us how you considered paragraph 12 of SOP 97-2 in accounting for your multiple-element arrangements, as hosting services may represent an undelivered element.

5.   We note from your disclosures on page 3 that the Company's PCS services include technical phone support and software enhancements. We further note your reference to "planned enhancements", which are provided without additional cost. Tell whether you consider these enhancements to be specified or unspecified upgrade rights. In this regard, tell us whether your customers are aware of these "planned enhancements" at the inception of the agreement and whether the Company has a commitment (either implied or written) to provide a specified upgrade. Also, tell us how you account for such rights pursuant to paragraphs 36 – 38 and 56 of SOP 97-2.

Form 8-K filed on February 13, 2008

6.   We note that you disclose "Cash and Marketable Securities per Common Share" in your Q1'08 earnings release, which appears to be a non-GAAP measure. Tell us how you considered the guidance in Question 11 of the Division of Corporation Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which prohibits per share measures of liquidity.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief